SEC
Mail Processing
Section

MAR 12 2014

Washington DC
404

FW 3/24/14

14049404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER

8- *42430*

REPORT FOR THE PERIOD BEGINNING 01/01/13   AND ENDING 12/31/13

                              MM/DD/YYY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: C.P. BAKER SECURITIES INCORPORATED

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

280 SUMMER STREET, 9TH FLOOR

                        (No. and Street)

	OFFICIAL USE ONLY
	FIRM I.D. NO.

BOSTON	MA	02210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHRISTOPHER P. BAKER   617-439-0770

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

                        (Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

AB
3/25

OATH OR AFFIRMATION

I, CHRISTOPHER P. BAKER _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

C.P. BAKER SECURITIES INCORPORATED _____ , as of

DECEMBER 31 _____ , 20 13 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT
_____
Title

_____
Notary Public

ALISON JILL KING
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
April 10, 2020

This report** contains (check all applicable boxes):

☒ (a) Facing page.

☒ (b) Statement of Financial Condition.

☒ (c) Statement of Income (Loss).

☒ (d) Statement of Changes in Financial Condition.

☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

☒ (g) Computation of Net Capital.

☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.

☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.

☒ (l) An Oath or Affirmation.

☒ (m) A copy of the SIPC Supplemental Report.

☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

C.P. BAKER SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

Board of Directors
C.P. Baker Securities, Inc.

We have audited the accompanying financial statements of C.P. Baker Securities, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C.P. Baker Securities, Inc. as of December 31, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
February 7, 2014

C.P. BAKER SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2013

ASSETS

Cash	$	10,264
Deposit with clearing organization		50,000
Receivable from broker-dealers and clearing organizations		9,930
Property and equipment, at cost, less accumulated depreciation of $1,928		208
Deferred tax assets		56,700
Other assets		48,799
	$	175,901

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Payable to broker-dealers and clearing organizations	$	8,549
Accounts payable, accrued expenses, and other liabilities		24,818
		33,367
Stockholder's equity:		
Common stock, $.01 par value, 250,000 shares authorized, 6,348 shares issued and outstanding		118,063
Additional paid-in capital		69,315
Retained earnings		(44,844)
Total Stockholder's equity		142,534
	$	175,901

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF INCOME
For the Year Ended December 31, 2013

Revenues:		
Commissions	$	121,550
Investment banking		81,052
		202,602
Expenses:		
Employee compensation and benefits		114,032
Floor brokerage, exchange and clearance fees		75,838
Communications and data processing		4,817
Interest		-
Occupancy		8,375
Other expenses		63,344
		266,406
Loss before provision for income taxes		(63,804)
Income tax (benefit)		-
Net loss	$	(63,804)

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at January 1, 2013	$ 105,063	$ 53,423	$ 18,960	$ 177,446
Issuance of Common Stock	13,000	15,892	-	28,892
Net loss			(63,804)	(63,804)
Balance at December 31, 2013	$ 118,063	$ 69,315	$ (44,844)	$ 142,534

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2013

Cash flows from operating activities:	
Net Loss	$ (63,804)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	712
(Increase) decrease in operating assets:	
Decrease in Receivable from broker-dealers and clearing organizations	2,746
Decrease in Deposit Account	50,000
Increase in Other assets	(35,857)
(Decrease) increase in operating liabilities:	
Decrease in Payable to broker-dealers and clearing organizations	(6,415)
Decrease in Accounts payable, accrued expenses	(17,061)
Total adjustments	(5,875)
Net cash from operating activities	(69,679)
Cash flows from investing activities	
None	-
Cash flows from financing activities	
Issuance of common stock and paid-in capital	28,892
Decrease in cash	(40,787)
Cash at January 1, 2013	51,051
Cash at December 31, 2013	$ 10,264

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

C.P. BAKER SECURITIES, INC.

Notes To Financial Statements

For the Year Ended December 31, 2013

NOTE 1- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business:

The Company was incorporated in Delaware on January 19, 2001. It is a wholly owned subsidiary of C.P. Baker & Co., Ltd. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Accounts Receivable

Management closely monitors outstanding accounts receivable and annually charges off to expense all balances that are determined to be uncollectible.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis, and for net operating loss and tax credit carryforwards, measured by enacted tax rates for years in which taxes are expected to be paid or recovered.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

NOTE 2 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital at December 31, 2013 of $58,582, which was $8,582 in excess of its required net capital of $50,000. The ratio of aggregate indebtedness to net capital at December 31, 2013 was .57 to 1.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Company rents office space, shares telephone service, and receives consulting services from a related party, C. P. Baker & Co., Ltd. The related party charged $34,955 for these services for the fiscal year ending December 31, 2013. At December 31, 2013 the Company did not owe an amount to the related party. The Company is owned 100% by the related party, thus operating results could vary significantly from those that would be obtained if the entities were autonomous.

NOTE 4 – CONTINGENT LIABILITIES

The Company is engaged in various trading and brokerage activities whose counterparties include the general public. In the event counterparties do not fulfill their obligations the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

NOTE 5 – INCOME TAXES

Deferred income taxes are provided for temporary differences that exist between tax and financial statements, as well as for net operating loss carryforwards.

The Company had no income tax expense (benefit).

NOTE 6 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

NOTE 6 – FAIR VALUE (Continued)

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 7 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2013, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 7, 2014, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

C.P. BAKER SECURITIES, INC.
SUPPLEMENTARY SCHEDULES
DECEMBER 31, 2013

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 Under the
Securities Exchange Act of 1934**

Board of Directors
C.P. Baker Securities, Inc.

We have audited the financial statements of C.P. Baker Securities, Inc. as of and for the year ended December 31, 2013, and have issued our report thereon dated February 7, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Larry Liberfarb, PC

Norwood, Massachusetts
February 7, 2014

C.P. BAKER SECURITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2013

Aggregate indebtedness:		
Payable to broker-dealers and clearing organizations	$	8,549
Accounts payable, accrued expenses and other liabilities		24,818
Total aggregate indebtedness	$	33,367
Net capital:		
Common stock	$	118,063
Additional paid-in capital		69,315
Retained earnings		(44,844)
		142,534
Adjustments to net capital:		
Property and equipment		(208)
Deferred tax assets		(56,700)
Other assets		(19,864)
Haircuts and undue concentration		(7,180)
Net capital, as defined	$	58,582
Net capital requirement	$	50,000
Net capital in excess of requirements	$	8,582
Ratio of aggregate indebtedness to net capital		.57 to 1

The accompanying notes are an integral part of these financial statements.

SCHEDULE II

C.P. BAKER SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER
RULE 15C3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

**Independent Auditor's Report on Internal
Control Required by SEC Rule 17a-5(g)(1)**

Board of Directors
C.P. Baker Securities, Inc.

In planning and performing our audit of the financial statements of C.P. Baker Securities, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, P.C.
Norwood, Massachusetts
February 7, 2014

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to an Entity's SIPC Assessment Reconciliation

Board of Directors
C.P. Baker Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have
performed the procedures enumerated below with respect to the accompanying Schedule of
Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the
Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which
were agreed to by C.P Baker Securities, Inc. and the Securities and Exchange Commission,
Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other
specified parties in evaluating C.P. Baker Securities, Inc.'s compliance with the applicable
instructions of the General Assessment Reconciliation (Form SIPC-7). C.P. Baker Securities,
Inc.'s management is responsible for the C.P Baker Securities, Inc.'s compliance with those
requirements. The agreed-upon procedures engagement was conducted in accordance with
attestation standards established by the American Institute of Certified Public Accountants. The
sufficiency of these procedures is solely the responsibility of the parties specified in this report.
Consequently, we make no representation regarding the sufficiency of the procedures described
below either for the purpose for which this report has been requested or for any other purpose.
The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash
   disbursement records entries noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December
   31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended
   December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and
   working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the
   related schedules and working papers supporting the adjustments noting no differences;
   and

5. Compared the amount of any overpayment applied to the current assessment with the
   Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be
the expression of an opinion on compliance. Accordingly, we do not express such an opinion.
Had we performed additional procedures, other matters might have come to our attention that
would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Norwood, Massachusetts
February 7, 2014

C.P. BAKER SECURITIES, INC.

SCHEDULE OF ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2013

Payment Date	To Whom Paid	Amount
7/30/2013	SIPC	$ 321